

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2014

<u>Via E-mail</u>
Michael Xiangyu Chen
Chief Executive Officer
iDreamSky Technology Limited
16/F, A3 Building, Kexing Science Park
15 Keyuan Road North, Nanshan District
Shenzhen, Guangdong, 518105
The People's Republic of China

> **Re:** **iDreamSky Technology Limited**
> **Confidential Draft Registration Statement on Form F-1**
> **Submitted April 11, 2014**
> **CIK No. 0001600527**

Dear Mr. Chen:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   It appears that you intend to use graphics in your prospectus. Please submit such materials to the staff on a supplemental basis and provide any support for any claims contained therein. Please refer to Question 101.02 of our Compliance and Disclosure Interpretations relating to Securities Act Forms available on our website.

Prospectus Summary, page 1

4.   Please revise to clarify that all of your games are free to download and play. Also, please briefly describe how you generate revenue and monetize your game offerings and/or users.

5.   Please revise your disclosure to briefly define acronyms such as "MAUs" and other specifically defined terms upon their first use in the prospectus. In this regard, we note that you have provided a glossary beginning on page 6; however, it may not be readily apparent that some of the terms in the prospectus, such as "our games" and "game download and activation," are specifically defined terms found in the glossary.

6.   You refer in several places to "top-tier" companies, "hit games," "successfully launching" titles and "successfully monetizing" the user base in China. Please revise to describe in more specific, and to the extent possible quantitative, terms what you mean by these references.

7.   Please revise to clarify on page one, and elsewhere as appropriate such as in MD&A and the overview of your Business section, what you mean by your "proprietary distribution channel." Specifically, clarify whether you are referring here to a specific website and your mobile application called the Ledou Game Center.

8.   We note your risk factor disclosure on page 48 regarding the control your officers, directors, and major shareholders will continue to hold following the offering. Please revise your prospectus summary to quantify the percentage of voting power that will be held by your co-founders and major shareholders after the offering.

9.   Please provide us supplemental copies of your commissioned Analysys International report and the other source documentation that you cite on pages 2 and 96 through 103 of

your Industry section from which market or other data is extracted. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus. You may submit these on a supplemental basis under Rule 418(b).

10.   Please revise to quantify the number of Class B shares that may be issuable after the close of your IPO through your compensation plans or unexercised options.

Our History and Corporate Structure, page 4

11.   Please revise to briefly describe the material operations conducted by the entities that are subject to your VIE arrangements as reflected in the charts on pages 5 and 66.

12.   Here or elsewhere, discuss the business of Chuangmeng Wuxian and make clear the extent that you are able to invest in this entity under the Catalogue for the Guidance of Foreign Investment Industries.

Implications of Being an Emerging Growth Company, page 6

13.   Please revise to clarify that your election to "opt out" of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act is irrevocable. In addition, please reconcile this disclosure with the conflicting risk factor disclosure on pages 50 and 51.

Summary Consolidated Financial Information and Operating Data

Non-GAAP Measures, page 11

14.   You indicate that you disclose the non-GAAP financial measures of adjusted EBITDA and adjusted net (loss) income. We note that you also disclose the non-GAAP financial measure of EBITDA as a subtotal in your reconciliation. When you present this non-GAAP measure, revise to also address the usefulness of EBITDA. Refer to Item 10(e)(1)(i) of Regulation S-K.

Risk Factors, page 13

General

15.   We note that your mobile applications are only available through the Android mobile operating system, which represents about 62.8% of the China's smartphone market by revenue in 2013 per your disclosure on page 98. Please tell us what consideration you gave to including a risk factor addressing your lack of products and infrastructure compatible with iOS or other mobile operating systems. Also, please clarify whether

overseas game developers that license their games to you for local versions on the Android operating system may license the same games for iOS versions to your competitors.

16.   You disclose on page 160 that you will have anti-takeover provisions in your post-IPO memorandum and articles of association. Please tell us what consideration you gave to including risk factor disclosure addressing the effect such anti-takeover provisions, or other corporate governance provisions, will have on investors.

17.   We note that you plan to apply for listing on the New York Stock Exchange or the NASDAQ Global Market. If you intend to rely on exchange rules that permit foreign private issuers to follow their home country requirements to some extent concerning corporate governance issues, then provide a risk factor that discloses this reliance and describes the corporate governance matters affected.

"If we fail to monetize our users effectively…," page 13

18.   Please revise to disclose the percentage of paying users for the fiscal year 2013 and the most recently completed quarterly period.

"A failure by the beneficial owners of our shares …," page 41

19.   Please make clear the extent to which investments in your wholly-owned PRC subsidiary have been registered and amended.

Enforceability of Civil Liabilities, page 62

20.   Here and under "Taxation" on page 176 please include other jurisdictions as necessary, for example, Hong Kong.

Our History and Corporate Structure

Our History, page 64

21.   You state on page 64 that Shenzhen Huaxiu and Legend Star transferred their equity interests in Shenzhen Mengyu and Shenzhen iDreamSky to Mr. Chen between July 2011 and September 2013. Please revise to clarify the consideration received, if any, by Shenzhen Huaxiu and Legend Star for these transfers and whether they hold any interests or claims on the shares held by Mr. Chen or his affiliates of iDreamSky, Shenzhen Mengyu and/or Shenzhen iDreamSky. Further, please clarify whether Legend Star still has an equity interest iDreamSky or its affiliates.

Michael Xiangyu Chen
iDreamSky Technology Limited
May 8, 2014
Page 5

<u>Our Corporate Structure, page 66</u>

22.	Please tell us in your response letter what percentage each VIE contributes to your total revenue and net (loss)/income for each period presented so we can better understand the significance of each entity.

23.	Please revise to explain why loan agreements with Mr. Chen were used to fund the capital contributions for Shenzhen iDreamSky and Shenzhen Mengyu. If the capital contributions were structured through loans to comply with PRC restrictions, please explain how. Further, please clarify whether additional loans or revised loan terms may be necessary in the future.

24.	On page 72, you disclose that the opinion of Han Kun Law Offices, your PRC counsel, is that "the ownership structures of each of our VIEs and Chuangmeng Wuxian, both currently and immediately after giving effect to this offering, will not result in any violation of PRC laws or regulations currently in effect." However, you also indicate that the Han Kun Law Offices advises you that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, and that the PRC government may not find that your VIE agreements comply with the restrictions on foreign investment for your mobile games business. On page 124, you reference a specific GAPP Notice issued on September 28, 2009 that expressly prohibits foreign investors from gaining control over PRC operating companies' online game operations through indirect means, including contractual arrangements. Please clarify whether the Han Kun Law Offices' opinion includes an interpretation of the applicability of the September 28, 2009 GAPP Notice. It is unclear whether Han Kun Law Offices believes that you are in compliance with the GAPP Notice, or whether they believe it is unenforceable or unlikely to be enforced.

<u>Contractual Arrangements among Chuangmeng Wuxian, our VIEs and the Respective Shareholders of our VIEs, page 66</u>

25.	We note that the loan agreements entered into with Shenzhen iDreamSky and Shenzhen Mengyu (the VIEs) in March 2014 may be extended upon mutual written consent of Chuangmeng Wuxian (the WFOE) and the shareholders of the VIEs. Since this provision requires the VIEs' approval for contract renewal upon expiration, please provide your analysis of how you considered whether this right represents, in substance, a kick-out right for these contracts. That is, explain whether the renewal rights essentially give Shenzhen iDreamSky and Shenzhen Mengyu the unilateral ability to remove Chuangmeng Wuxian, giving the VIE the power to direct the activities of variable interest entity that most significantly impact the entity's economic performance. Refer to ASC 810-10-25-38C.

26.   For the loan agreements entered into with Shenzhen iDreamSky and Shenzhen Mengyu in March 2014, you disclose that "If the price is higher than the principal amount of the loans, the excess amount will be paid to Chuangmeng Wuxian as the loan interests to the extent permitted by PRC law." Please explain how the price is determined and whether the price is subject to the WFOE's approval.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 77

27.   In your Business section on pages 105 and 106, you address the importance of effective user engagement, loyalty, retention, and user long term value. Please advise us how management assesses, evaluates or measures these items and whether they are key metrics that should be disclosed in your MD&A. For example, please clarify whether the conversion rate from active or non-paying user to paid user is a key metric used by management to evaluate your business.

28.   We note that you derive your revenue primarily through a percentage of gross billings that is split between you and the game developer. Please clarify whether gross billings is a key metric used by management to evaluate your business.

Description of Certain Statement of Operations Items, page 79

29.   Revise to disclose the number of casual and mid- and hardcore games for the comparative prior period. In this regard, we note that MAU is directly affected by the number of mobile games you offer, among other factors, and ARPU and cost of revenue change due to the mix of casual and mid- and hardcore games.

Critical Accounting Policies and Estimates

Share-based compensation, page 84

30.   Please reconcile the average exercise price in RMB, the average grant date fair value in US$, and the fair value of the underlying ordinary shares at the grant for the options granted on July 31, 2012 to these figures included in the notes to your financial statements on page F-45.

Fair value of our ordinary shares, page 85

31.   In the table setting forth the fair values of your ordinary shares, please revise to indicate the currency of the fair values.

Results of Operations

Year Ended December 31, 2012 Compared to Year Ended December 31, 2013

Revenues, page 91

32.   We note from your discussion on page 78 that your results of operations are affected by the popularity of your game portfolio and the life cycle of the games you offer. Revise to disclose the concentration of revenue generated from each significant game title or series.

33.   We note that ARPPU for both casual and mid- and hardcore games declined in 2013. Revise to explain the significant drivers of the decrease and discuss the expected effects of any known material trends on your future results of operations.

Cost of Revenues, page 91

34.   We note that other costs are a significant component of cost of revenues and to the change in the cost of revenues as a percentage of revenues. Revise to quantify each of the factors contributing to the change.

Internal Control over Financial Reporting, page 89

35.   Revise to also explain the impact that the identified material weaknesses has had on your financial reporting.

Liquidity and Capital Resources, page 93

36.   As disclosed on pages 38 and F-30, we note that the PRC government imposes controls on the convertibility of the Renminbi into foreign currencies. Revise to disclose the amount of cash held inside the PRC and subject to controls and cash held outside of the PRC. For entities within the PRC, please also disclose the amount of cash held by your VIEs separately from the amount of cash held by other entities. In addition, describe the costs that would be incurred to transfer cash outside of the PRC.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk, page 95

37.   As disclosed on page 38, we note that currency exchange losses may be magnified by PRC exchange control regulations that restrict your ability to convert RMB into foreign currency. Revise to address this risk.

Credit Risk, page 96

38.   Please reconcile the statement that all of your cash was deposited in financial institutions located in China as of December 31, 2013 with disclosures throughout your filing that you also hold cash overseas.

Industry, page 97

39.   Please revise to clarify whether the table of top-ranked casual game and game publishers on page 102 refers to global rankings.

Business

License Acquisition, page 111

40.   Please revise to describe in greater detail the content distribution agreements and relationships with overseas game developers. For example, please address such matters as the range of royalty percentages you typically receive, the term of your distribution agreements, material termination provisions, and the extent to which game developers maintain control over game modifications, marketing, or operations.

41.   You state on page 14 that 86% of your total revenue in 2013 was derived from three games, namely, the Temple Run series, Fruit Ninja, and Subway Surfers, with the Temple Run series representing 42% of your total revenue in 2013. Please revise to identify the overseas game publishers that own the rights to these games in your Business section and describe the material terms of your content distribution agreements with these game developers. Please advise us whether your agreement with Kiloo ApS for Subway Surfers is a material agreement required to be filed by Item 601(b)(10) of Regulation S-K.

Our Services and Non-game Products, page 112

42.   On page 91 you disclose that the percentage of your "other revenue," which includes your advertising revenue, compared to your total revenue declined from 6.8% in 2012 to 0.7% in 2013. Please revise to clarify whether your games have in-game advertisements and whether you derive any revenue from such advertisements.

Our Publishing Platform, page 113

43.   On pages 80 and F-33 you disclose outsourcing expenses. Please clarify whether the redesign of overseas games for the Chinese market is performed in-house by your research and development team or through outsourcing arrangements.

Payment Support, page 116

44. We note that China's three major mobile carriers process the payments for the majority of your revenues for your mobile games. We further note that you depend on a few third-party payment channels. Please tell us how you determined that your agreements with China Mobile, China Telecom, and China Unicom, or with the few third-party payment processing entities, need not be filed. Alternatively, please file these agreements pursuant to Item 601(b)(10) of Regulation S-K.

45. Please explain why the amount of a single in-game purchase in your casual games is the same as in-game currency purchased in your mid- and hardcore games. In this regard, we note that you indicate that casual games have a relatively small transaction amount.

PRC Enterprise Income Tax Law, page 133

46. Please revise your disclosure to make clear the criteria in Circular 82 that you feel you do not meet.

Management, page 137

47. Please revise to clarify which directors were appointed by your preferred shareholders pursuant to a voting agreement.

Employment Agreements and Indemnification Agreements, page 141

48. On page 141 you disclose that you plan on entering into employment agreements with your executive officers. Please tell us whether these employment agreements will be finalized prior to the effectiveness of your registration statement. Also, on page 142 you disclose that your aggregate cash compensation for the fiscal year 2013 for your executive officers and directors was $42,569. To the extent known, please clarify whether you plan on significantly increasing the compensation of your management after your IPO through these employment agreements.

Compensation of Officers and Directors, page 142

49. We note that you provide the aggregate cash compensation paid to your management in fiscal year 2013. Please revise to provide the value of the total compensation provided to your management in fiscal year 2013. Refer to Item 6.B.1 of Form 20-F.

50.   Please revise the description of your 2012 Share Incentive Plan and 2014 Share Incentive Plan to clarify how the dual-class structure of your ordinary shares affects your compensation plans. In particular, please clarify whether your co-founders will receive Class B ordinary shares or options that upon exercise will result in the issuance of Class B ordinary shares after the close of your IPO.

Principal and Selling Shareholders, page 146

51.   We note that your directors Steven Xiaoyi Ma and David Yuan are affiliates of THL A19 Limited and Redpoint Ventures, respectively. Please tell us why Messrs. Ma and Yuan do not hold beneficial ownership of the shares held by THL A19 and the Redpoint entities pursuant to Rule 13d-3, or revise as appropriate.

Related Party Transactions, page 149

52.   Please revise to identify the related parties to the transactions described in your prospectus that require disclosure under Item 7.B of Form 20-F. For example, you refer to "our shareholders" as parties to your Shareholders Agreement, but it is unclear which of these shareholders are related parties. Further, it is unclear whether Qiyang Deng, Wenhao Fan, and Yang Wang, as described on page 64, are related parties.

53.   Please revise to expand your description of the right of first offer held by THL A19 Limited. Your description should clarify that THL A19 is an affiliate of Tencent Holding Limited and that "competitors of THL A19" is defined in your shareholders agreement as KW Qihoo 360 Technology Co. Ltd., UCWeb Inc., NetDragon Websoft Inc., Alibaba.com Limited, Baidu, Inc. and Sina Corp or their respective affiliates, or any other competitor of Tencent Holdings Limited. Also, please advise us whether a risk factor is necessary to discuss the potential impact of the right of first offer to you and your public investors.

54.   Please ensure that you provided the information required by Item 7.B of Form 20-F for the three financial years preceding the filing of your registration statement. You provide disclosure on page 150 that Mr. Ko received cash advances "from time to time," and provide balances as of December 31, 2012 and 2013. Please clarify whether this section includes all related party transactions since January 1, 2011. Further, please tell us whether any cash advances to Mr. Ko remain outstanding.

Taxation, page 176

55.   Please make clear any PRC tax consequences for prospective investors, not just "enterprise-level" tax consequences. In this regard, we note that you should include discussion of the following:

- The existence and effect of any tax treaties between the PRC and the U.S. or Hong Kong, as applicable;
- State whether you will withhold taxes for individual shareholders; and
- Include discussion of the consequences of non-payment, as necessary.

Underwriting, page 185

56. Please revise to identify the "representatives" that may waive the 180-day lock-up period and clarify their notice obligations to you and investors. Further, please clarify whether any of the shares sold through the directed share program are subject to the lock-up agreement.

Consolidated Statements of Cash Flows, page F-11

57. Your subtotal of net (loss)/income plus adjustments does not appear appropriate. In addition to it not being labeled, we do not understand what that measure is supposed to represent. Please remove it or tell us why you have presented it. We may have further comment.

Notes to the Consolidated Financial Statements

Note 2.14 Revenue recognition, page F-23

58. You indicate that the game servers required for playing of online mobile games are hosted by the game developers. Please clarify how the game developers host and maintain the online game servers, in light of the description of your business throughout the filing. In this regard, we note your disclosure on page 104 of the Business section stating that, "We also operate games as a service, where we offer live game services and gain user insights through our multi-dimensional data analysis engine to drive ongoing game optimization and monetization." In addition, we note your discussion of your cloud-based server, network infrastructure, and technology platform on pages 107, 109, and 117. Finally, we note from your disclosure on page 105 and elsewhere that you release frequent updates and launch special editions of your games.

(i) Principal Agent Consideration, page F-23

59. You indicate that "the determination of the pricing of in-game virtual items and the determination of the specification, modification or update of the game made by the Group are subject to control by the game developers." Please clarify how the pricing and product specifications are controlled by the game developers, in light of the description of your business throughout the filing. In this regard, we note that you monetize the user base by optimizing the virtual goods merchandising strategy through data analysis. We

note that you redesign the games by creating localized and culturally-adapted editions of overseas games and refining domestic games. We further note your access to the source code of certain of your games has improved your ability to control the operation of your games, engage and monetize your users, and gives you flexibility and autonomy in game redesign, optimization, distribution and operation.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or, in his absence, me at (202) 551- 3457 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        David T. Zhang, Esq.
        Kirkland & Ellis International LLP